Exhibit 99.1

Granite Announces Voting Results From Its 2021 Joint Annual General Meetings of Stapled Unitholders

TORONTO--(BUSINESS WIRE)--June 10, 2021--Granite Real Estate Investment Trust (“Granite REIT”) (TSX: GRT.UN / NYSE: GRP.U) and Granite REIT Inc. (“Granite GP”) announced today the results of the matters voted on at their joint annual general meetings of stapled unitholders held earlier today (the “Meetings”). Each of the individuals nominated for election as a trustee of Granite REIT and a director of Granite GP, as set out Granite’s Management Information Circular dated April 12, 2021, were elected as set out below.

A total of 45,660,781 stapled units (74% of outstanding stapled units) were represented in person or by proxy at the Meetings.

The detailed results of the votes held at the Meetings are as follows:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	45,274,390	99.78	100,101	0.22	45,274,815	99.78	99,676	0.22
Remco Daal	45,293,997	99.82	80,493	0.18	45,294,189	99.82	80,302	0.18
Kevan Gorrie	45,295,962	99.83	78,529	0.17	45,296,731	99.83	77,759	0.17
Fern Grodner	45,293,838	99.82	80,653	0.18	45,293,170	99.82	81,321	0.18
Kelly Marshall	45,090,572	99.37	283,919	0.63	45,090,822	99.37	283,669	0.63
Al Mawani	45,286,399	99.81	88,091	0.19	45,286,194	99.81	88,296	0.19
Gerald Miller	45,261,139	99.75	113,352	0.25	45,261,330	99.75	113,161	0.25
Sheila Murray	42,955,951	94.67	2,418,540	5.33	43,869,076	96.68	1,505,415	3.32
Jennifer Warren	45,289,303	99.81	85,188	0.19	45,289,673	99.81	84,818	0.19
	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditors of Granite REIT	45,629,083	99.93	29,692	0.07
Re-appointment of Deloitte LLP as Auditors of Granite GP and authorization of the directors of Granite GP to fix the remuneration of Deloitte LP	45,628,117	99.93	30,658	0.07
	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	44,378,444	97.80	996,046	2.20

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 115 investment properties representing approximately 50.4 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

Contacts

Teresa Neto, Chief Financial Officer
647-925-7560

Andrea Sanelli, Manager, Legal & Investor Services
647-925-7504